

Mail Stop 3561

June 1, 2017

Howard D. Morgan
Chief Executive Officer
Industrea Acquisition Corp.
1120 Avenue of the Americas
4th Floor
New York, New York 10036

> **Re:** **Industrea Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 3, 2017**
> **CIK No. 0001703956**

Dear Mr. Morgan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Risk Factors

2. Please add risk factor disclosure explaining the risks to investors of the cashless exercise of the public stockholders' warrants, including that the decision to require a cashless

exercise is solely within the company's discretion and that a cashless exercise results in an investor receiving fewer shares than in a cash exercise scenario.

If third parties bring claims against us…, page 41

3. Please directly identify your product or service providers who you know have not or will not provide a waiver. For example, will the underwriters, your auditor, your escrow and transfer agent, and your directors and officers provide a waiver?

Proposed Business

Industry Opportunity, page 85

4. Please provide us with the source material supporting the figures quoted in this section.

You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Donna Di Silvio, Staff Accountant, at 202-551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Jacqueline Kaufman, Staff Attorney, at 202-551-3797, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Jacqueline Kaufman for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Joel Rubinstein, Esq.